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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For August 13, 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...x..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...x....

Exhibits

1. Press release dated August 13, 2002: Song Networks Holding AB Announces Second Quarter 2002 Results

Song Networks Holding AB Announces Second Quarter 2002 Results

Song Networks' revenues in the second quarter totalled SEK 559 million (USD 61 million). This represents a 5% decrease over last quarter and an 11% increase compared to the same period of the previous year. Gross margin improved by 65 basis points, from 40.1% in the first quarter of 2002 to 40.7% or by 1,000 basis points from the same period the previous year. Adjusted sales, general and administration costs (SG&A) improved to 47% of revenues or to SEK 261 million (USD 28 million) during the second quarter from 48% or from SEK 284 million (USD 31 million) the previous quarter. Adjusted SG&A was 62% of revenues or SEK 314 million (USD 34 million) during the second quarter in 2001. The Company has taken the decision to further reduce SG&A gradually, to reach a level of SEK 230 million (USD 25 million) by the first quarter of 2003. Adjusted EBITDA was -6% or SEK -33 million (USD -4 million) compared to -8% or SEK -47 million (USD 5 million) in the first quarter of 2002 and -32% or SEK -159 million (USD 17 million) in the second quarter of 2001. The Company added 1,368 directly connected sites during the quarter totalling 12,989 in all. At the end of the quarter, the number of corporate customers was 21,721, of which 6,644 were directly connected. Direct revenues increased to 56% of total revenues in the second quarter of 2002 compared to 53% in the first quarter of 2002 or 44% the second quarter 2001. Revenues from data and internet services increased to 42% from 38% of total revenues previous quarter. Due to the adoption of new accounting rules an impairment charge of SEK 1,147 million (USD 125 million) has been recorded for goodwill. In addition an impairment charge of SEK 416 million (USD 45 million) was recorded pertaining to construction in progress, for a total impairment charge of SEK 1,563 million (USD 170 million). The business combination agreement that Song Networks entered into with Telenor Business Solutions Holding AS on July 9 was terminated on August 13. The termination of the business combination agreement with Telenor resulted from the lack of support of an ad hoc committee of bondholders of Song Networks regarding the restructuring terms resulting from the agreement, as well as the committee's positive view regarding Song Networks restructuring potential. Song Networks and the committee are considering a number of potential restructuring alternatives and Song Networks will make further announcements regarding its restructuring as appropriate. Song Networks expects to complete a restructuring, conclude an Extraordinary General Meeting and close these transactions by the end of October 2002. On August 1, 2002, Song Networks announced that its wholly owned subsidiary Song Networks N.V. would not make the interest coupon payment scheduled on August 1, 2002 on the EUR 175 million 12⅜% Senior Notes due 2008. During the restructuring process, and assuming Song Networks does not make payment on any of its bonds, the Company believes that its existing operating cash resources will suffice until the end of 2002.

Stockholm, Sweden - August 13, 2002 - Song Networks Holding AB ("Song Networks" or the "Company"), formerly Tele1 Europe Holding AB (Stockholmsbörsen: SONW, NASDAQ: SONW), the leading pan-Nordic competitive provider of broadband communications services, today reported second quarter financial and operating results. Commenting on the results, Tomas Franzén, Chief Executive Officer, said: "The operations are continuing to develop in the right direction. A continued focus on high margin services, data and direct revenues, in combination with measures taken to reduce our costs, will secure an adjusted EBITDA break-even in the end of the fourth quarter, 2002".

Financial Highlights:

  Second quarter revenues totalled SEK 559 million (USD 61 million). This represents a 5% decrease over last quarter but an 11% increase of revenues from the same period during previous year.

  Direct revenues totalled SEK 314 million (USD 34 million) in the second quarter, up from SEK 311 million (USD 34 million) in the first quarter of 2002 and represented 56% of total revenues in the second quarter, compared to 53% in the previous quarter.

  Revenues from data and internet services totalled SEK 232 million (USD 25 million) or 42% of total revenues in the second quarter, compared to 38% in the previous quarter.

  Gross margin improved to 40.7% in the second quarter compared to 40.1% previous quarter.

  Adjusted sales, general and administration costs (SG&A) improved to 47% or SEK 261 million (USD 28 million) in the second quarter of 2002, from 48% or SEK 284 million (USD 31 million) in the previous quarter.

  Adjusted EBITDA margin improved to -6% or SEK -33 million (USD -4 million) in the second quarter. Adjusted EBITDA margin in the first quarter was -8% or SEK -47 million (USD -5 million).

  EBITDA was SEK 92 million (USD 10 million) which was due to an unrealised foreign exchange gain of SEK 146 million (USD 16 million). EBITDA was SEK 72 million (USD 8 million) in the first quarter of 2002.

  As of June 30, 2002, the Company had approximately SEK 394 million (USD 43 million) in cash and cash equivalents (including other securities, restricted cash and used credit facility), as compared to SEK 917 million (USD 100 million) as of March 31, 2002. Song Networks has access to a credit facility of a maximum of SEK 300 million (USD 33 million), of which SEK 70 million (USD 8 million) has been used as per June 30, 2002. The total amount that can be borrowed pursuant to this credit facility, which is secured by Song Networks' receivable, is limited to 65% of our receivables not older than 60 days. As of August 8, 2002, the Company had SEK 304 million (USD 33 million) in cash and cash equivalents (including other securities, restricted cash and used credit facility of SEK 105 million (USD 11 million)). In addition the Company has sold net operating losses (NOLs) from Song Networks AB amounting to SEK 2,180 million (USD 237 million) for SEK 150 million (USD 16 million) for which payment is expected in the end of September, 2002.

  Due to the adoption of new accounting rules an impairment charge of SEK 1,147 million (USD 125 million) has been recorded for goodwill. In addition an impairment charge of SEK 416 million (USD 45 million) was recorded pertaining to construction in progress, for a total impairment charge of SEK 1,563 million (USD 170 million).

  The Company has during the second quarter of 2002 repurchased an additional 8.8% of its outstanding bonds for SEK 67 million (USD 7 million). The Company has during the first and second quarter of 2002 repurchased a total of 17% of its outstanding bonds for a total of SEK 139 million (USD 15 million). In the second quarter the cash effect of the repurchase was SEK -83 million (USD -9 million) plus accrued interest of SEK -20 million (USD -2 million).

  The Company expects to be adjusted EBITDA break-even in the end of the fourth quarter 2002 and expects full year 2002 revenues of SEK 2.3-2.4 billion (USD 250-260 million).

Operational Highlights:

  The Company added 238 fiber sites during the quarter resulting in a total of 1,582 fiber sites connected to its fiber network throughout Sweden, Norway, Finland and Denmark.

  Directly connected customers increased by 306 to 6,644 during the second quarter of 2002.

  Directly connected sites increased by 1,368 to 12,989 during the second quarter, while the total number of sites connected through DSL increased by 670 to 5,722.

  The Company increased the number of active IP/VPN sites to approximately 2,900 versus 2,300 in the previous quarter.

  In April 2002, Song Networks signed an agreement with Bilia Personbilar Region Väst AB to supply a full range of telephony services. The two-year agreement has an initial estimated value of SEK 5 million (USD 0.5 million).

  In May 2002, the consultancy company, Asplan Viak, chose Song Networks as supplier of a uniform communications network for its 15 branch offices in Norway. Song Networks will supply Asplan Viak with an IP/VPN solution. The agreement has a term of 2 years and an estimated value of SEK 3.9 million (USD 0.4 million).

  On May 29, 2002, Song Networks announced that Song Networks AS, Song Networks' Norwegian subsidiary, had signed a 5-year contract for the operation of Visma Provider's ASP platform. The parties have also signed a framework agreement for the supply of infrastructure and communication services for a period of 3 years. With the growth that Visma Provider is anticipating, the value of the contract comes to around SEK 49 million (USD 5 million).

  On June 3, 2002, Song Networks announced that Song Networks AB, the Swedish subsidiary, had signed a 2 year-contract for the supply of data communication to the Swedish Customs Office. The solution comprises 81 IP/VPN ports divided between 73 offices. The contract is worth approximately SEK 13 million (USD 1.4 million).

  On June 6, 2002, Song Networks announced that Song Networks AB, the Swedish subsidiary, had signed an agreement with Scandic Hotels regarding supply of data communications. The value of the agreement is approximately SEK 30 million (USD 3 million) over 3.5 years. The agreement is Song Networks' largest agreement involving data communications in Sweden.

  On June 19, 2002, Song Networks announced that, together with its subsidiary Song Networks AB as subcontractor Tele Danmark InterNordia has received an order from Sweco AB for delivery of a group-wide telephony solution for both fixed and mobile telephony. It is a 5-year contract, and the deal is worth SEK 20 million (USD 2 million) each for Tele Danmark InterNordia and Song Networks.

  On June 26, 2002, Song Networks announced that Song Networks A/S in Denmark and the Danish listed company Jysk (formerly known as Jysk Sengetøjslager A/S) had signed a deal for 3 years. Adding to 178 locations throughout Denmark and Sweden connected earlier this year, Jysk has ordered 51 locations in Norway and 30 in Finland to be connected by a data communications network provided by Song Networks.

  In April Customer care of Song Networks in Finland was chosen Help Desk of the Year 2002 by the Nordic Help Desk Institute.

  On June 25, 2002, Song Networks announced organisational changes in Sweden and in Norway for an additional focus on synergies and to gain further efficiency within the Group.

  On June 20, 2002, Song Networks announced a change of Board composition. Lars Windfeldt stepped down as Chairman and resigned from the Board of Song Networks Holding AB and was replaced by Lars Grönberg.

  The Annual General Meeting of Song Networks Holding AB was held on April 17.

Subsequent Events:

  On July 9, 2002, Song Networks announced that Telenor Business Solutions Holding AS and Song Networks Holding AB had entered into a business combination agreement as part of an overall financial restructuring of the Song Networks Group, whereby Song Networks would issue new shares and a convertible bond to Telenor Business Solutions Holding AS in exchange for the contribution of the Telenor Business Solutions AB business together with a cash balance of SEK 550 million (USD 60 million).

  On August 1, 2002, Song Networks announced that its wholly owned subsidiary Song Networks N.V. would not make the interest coupon payment scheduled on August 1, 2002 on the EUR 175 million 12⅜% Senior Notes due 2008.

  On August 12, 2002, the Board of Song Networks Holding AB decided to delist the Company's ADRs from Nasdaq.

  On August 12, 2002, the Company sold Net operating losses from Song Networks AB amounting to SEK 2,180 million (USD 237 million) for SEK 150 million (USD 16 million).

  On August 13, 2002, Song Networks terminated the business combination agreement that was signed on July 9.

Financial and operational summary:

	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002
Net revenues, (MSEK)	502.7	626.9	621.0	590.2	558.9
Growth in net revenues, %, sequential quarters	20%	25%	-1%	-5%	-5%
Gross Margin, %	30.7%	34.1%	36.1%	40.1%	40.7%
SG&A, adjusted, %	-62%	-56%	-56%	-48%	-47%
EBITDA, adjusted (MSEK)	-159.3	-135.7	-126.0	-47.1	-33.4
EBITDA, adjusted, %	-32%	-22%	-20%	-8%	-6%
Net loss per share, SEK	-3.10	-3.42	-2.93	-2.03	-11.30
Weighted average number of shares outstanding ('000)	158 775	165 607	165 885	165 885	165 885
Revenue mix
- direct	44%	42%	46%	53%	56%
- wholesale	34%	33%	29%	21%	23%
- indirect and other	22%	25%	25%	26%	21%
Corporate customers (number), including - directly connected customers - dedicated hosting customers	19,726 5,054 139	20,505 5,304 142	20,728 5,605 148	21,186 6,338 163	21,721 6,644 168
No. of directly connected sites, of which - fiber - DSL - leased lines - radio	8,747 815 3,275 4,548 109	9,315 964 3,748 4,475 128	10,498 1,208 4,355 4,806 129	11,621 1,344 5,052 5,092 133	12,989 1,582 5,722 5,491 194
Employees, at the end of the period	1,333	1,176	1,076	1,007	994

Results of Operations:

Song Networks' revenues in the second quarter of 2002 were up 11% compared to the same period in 2001. Revenues for the second quarter of 2002 were SEK 559 million (USD 61 million), down 5% from the previous quarter. The continued phase-out of low margin revenue and to some extend the financial concerns about the Company, has in the Company's opinion, negatively impacted the revenues.

The Company showed an increase in direct revenues, which represented 56% of total revenues in the second quarter of 2002, compared with 53% in the first quarter of 2002. Wholesale revenues (including carriers and resellers) accounted for 23% of total revenues in the second quarter of 2002, while indirect and other revenues made up the remaining 21%.

Data and internet revenues increased from 38% of total revenues in the first quarter of 2002, to 42% in the second quarter of 2002, totalling SEK 232 million (USD 25 million) in the second quarter 2002, versus SEK 227 (USD 25 million) in the first quarter of 2002.

Revenues from Sweden accounted for 34% of the Company's total revenues in the second quarter of 2002, with revenues from Finland representing 29%, Norway 20% and Denmark the remaining 17%.

Gross margin for the second quarter 2002 improved to 40.7% from 40.1% in the first quarter of 2002. This is an effect of an improved revenue mix with direct and data revenues representing an increasing proportion of total revenues, as well as improved overall network efficiencies.

Adjusted sales, general and administrative (SG&A) costs improved to SEK 261 million (USD 28 million) in the second quarter of 2002, compared to SEK 284 million (USD 31 million) in the first quarter 2002. As a percentage of revenues, adjusted SG&A was 47% compared to 48% during the previous quarter.

SG&A was SEK 261 million (USD 28 million) or 47% of total revenues for the second quarter 2002, as compared to SEK 283 million (USD 31 million) or 48% of total revenues for the first quarter of 2002.

Adjusted EBITDA margin improved to -6% in the second quarter of 2002 from -8% in the first quarter of 2002 reflecting an improvement in adjusted EBITDA from SEK -47 million (USD 5 million) to SEK -33 million (USD 4 million).

EBITDA was positive SEK 92 million (USD 10 million), or 17% of total revenues for the second quarter of 2002, as compared to SEK 72 million (USD 8 million) or 12% for the first quarter 2002. The substantial improvement in EBITDA during the first and second quarter of 2002 was due to unrealized foreign exchange gains primarily on the Company's outstanding long-term loans denominated in USD and EUR. The foreign exchange gain for the second quarter was SEK 146 million (USD 16 million), recorded in Other income/ expense. The corresponding foreign exchange gain in the first quarter 2002 was SEK 133 million (USD 14 million).

Items effecting comparability consist of an impairment charge of SEK 416 million (USD 45 million) for construction in progress and a restructuring charge of SEK 10 million (USD 1 million) related to organizational changes in Sweden and Norway.

Net interest expense for the second quarter of 2002 was SEK 150 million (USD 16 million) compared to SEK 157 million (USD 17 million) in the first quarter of 2002.

The Company's net loss in the second quarter of 2002 was SEK 1,874 million (USD 203 million) compared to SEK 337 million (USD 37 million) in the first quarter of 2002.

Capital expenditures during the second quarter of 2002 totalled SEK 124 million (USD 13 million) versus SEK 132 million (USD 14 million) in the first quarter of 2002. This is in line with the full year expectation of approximately SEK 500 million (USD 48 million). The expenditures during the second quarter 2002 were primarily due to customer driven investments. Historical cost for PP&E (Property, Plant and Equipment) amounted to SEK 6,764 million (USD 735 million), and the carrying value totalled SEK 5,043 million (USD 548 million).

The Company has performed an impairment analysis to determine whether the carrying value of non-current assets have been impaired. The analysis has indicated a need for a total impairment charge of SEK 1,563 million (USD 170 million). According to SFAS 141/142 goodwill and indefinite life intangible assets will no longer be amortized but will be reviewed annually for impairment (or more frequently if indicators of impairment arise). The impairment test has entailed comparing discounted future cash flows with the carrying value of intangible assets. Expected revenues, expenses, capital expenditure and changes in working capital have been based on the Company's business plan. Expected tax payments have reflected net operating losses and the ability to deter payments by means of excess tax depreciation. A discount rate of 19% has been applied. The test has indicated that SEK 1,147 million (USD 125 million) of goodwill is permanently impaired. This amount has been recorded as an effect of an accounting change. For Long-Lived Assets (SFAS 144) the actual impairment loss is determined by analysing estimated discounted cash flows. The test (based on undiscounted cash flows) did not indicate any impairment for Long-Lived Assets in use, but SEK 416 million (USD 45 million) in unfinished construction in progress has been deemed permanently impaired due to the uncertainty as to the timing of the ultimate completion of the network assets, considering our current financial situation.

As of June 30, 2002, the Company had approximately SEK 394 million (USD 43 million) in cash and cash equivalents (including other securities, restricted cash and used credit facility), as compared to SEK 917 million (USD 100 million) as of March 31, 2002. Song Networks has access to a credit facility of a maximum of SEK 300 million (USD 33 million), of which SEK 70 million (USD 8 million) has been used as per June 30, 2002. The total amount that can be borrowed pursuant to this credit facility, which is secured by Song Networks' receivable, is limited to 65% of our receivables not older than 60 days. Restricted cash amounts to SEK 86 million (USD 9 million) held in escrow for operational purposes. Cash spent during the second quarter of 2002, includes SEK 83 million (USD 9 million) plus accrued interest of SEK 20 million (USD 2 million) used to repurchase outstanding bonds. As of August 8, 2002, the Company had SEK 304 million (USD 33 million) in cash and cash equivalents (including other securities, restricted cash and used credit facility of SEK 105 million (USD 11 million)). In addition the Company has sold Net operating losses (NOLs) from Song Networks AB amounting to approximately SEK 2,180 million (USD 237 million) for SEK 150 million (USD 16 million) for which payment is expected by the end of September, 2002.

Song Networks ended the second quarter of 2002 with 994 employees, down from 1,007 at the end of the first quarter of 2002.

Business development:

Song Networks continued to increase revenues from its core activities - direct revenues and data - during the second quarter of 2002. As of June 30, 2002, the Company had 21,721 corporate customers, of which 6,644 customers were directly connected to the Company's network through a total of 12,989 sites. This represents an increase of 306 directly connected customers and 1,368 sites over the first quarter of 2002. The number of fiber sites increased by 238 during the second quarter of 2002, to a total of 1,582. As of June 30, 2002, 5,722 sites were connected through DSL, which includes an increase of 670 in the second quarter of 2002 and 5,491 sites were connected through leased line.

During the second quarter of 2002, the Company continued to successfully connect customers to its IP/VPN service. At the end of the second quarter of 2002 the service had been rolled out to approximately 2,900 active sites versus approximately 2,300 sites in the first quarter of 2002.

On April 3, 2002, Song Networks announced that the Company had signed an agreement with Bilia Personbilar Region Väst AB to supply directly connected telephony services. The order has an estimated initial value of SEK 5 million (USD 0.5 million) and a term of 2 years. Song Networks will supply telephony services to all 10 of Bilia's offices in Western Sweden. The Company believes that for Bilia, which used to have a divided infrastructure, getting a total solution for all its communication as well as better capacity, means major savings.

On May 7, 2002, Song Networks announced that the consultancy company, Asplan Viak, had chosen Song Networks as supplier of a uniform communications network for its 15 branch offices in Norway. Song Networks will supply an IP/VPN solution to link up Asplan Viak's five data companies that, with the branch offices, are represented in a total of fifteen towns in Norway. The agreement has a term of 2 years and has an estimated value of SEK 3.9 million (USD 0.4 million).

On May 29, 2002, Song Networks announced that Song Networks AS, Song Networks' Norwegian subsidiary, had signed a 5-year contract for the operation of Visma Provider's ASP platform. Visma Provider, a company in the Visma Group, supplies ASP solutions to markets in the Nordic countries and Great Britain. The parties have also signed a framework agreement for the supply of infrastructure and communication services for a period of 3 years. With the growth that Visma Provider is anticipating, the value of the contract comes to around SEK 49 million (USD 5 million).

On June 3, 2002, Song Networks announced that Song Networks AB, the Swedish subsidiary, had signed an agreement for the supply of data communication to the Swedish Customs Office. The 2-year contract means that the Customs Office will improve the data capacity between all of its customs stations and offices in Sweden. The solution comprises 81 IP/VPN ports divided between 73 offices. The contract is worth approximately SEK 13 million (USD 1.4 million).

On June 6, 2002, Song Networks announced that Song Networks AB, the Swedish subsidiary, had signed an agreement with Scandic Hotels regarding supply of data communications. The value of the agreement is approximately SEK 30 million (USD 3 million) over 3.5 years. The solution covers 136 of Scandic Hotels' hotels and offices in the Nordic and Baltic countries. The agreement is Song Networks' largest agreement on data communications in Sweden. Scandic Hotels, which is one of Song Network's major telephony customers, has chosen to increase the collaboration by investing in a new data network (WAN - Wide Area Network) which improves the communication between the 136 hotels and offices covered by the agreement. One of the requirements of the procurement was that the supplier had to be able to take on the overall commitment for data communications. The solution which the hotel group has bought is based on Song Networks' IP/VPN service, which is supplied via Song Networks' own Nordic broadband network and which provides the customer with high capacity, availability and security in its data communications. The agreement includes an option to increase the number of services, e.g. with SoHo Services (VPN with secure connection for staff who wish to reach Scandic Hotels' network from home or whilst travelling). The data network also supports other services such as video-conferencing.

On June 19, 2002, Song Networks announced that Song Networks AB as subcontractor and Tele Danmark InterNordia has received an order from Sweco AB for delivery of a group-wide telephony solution for both fixed and mobile telephony. It is a five-year contract, and the deal is worth SEK 20 million (USD 2 million) each for Tele Danmark InterNordia and Song Networks.

On June 26, 2002, Song Networks announced that Song Networks A/S in Denmark and the Danish listed company Jysk (formerly known as Jysk Sengetøjslager A/S) had signed a deal for 3 years. Adding to 178 locations throughout Denmark and Sweden connected earlier this year, Jysk has ordered 51 locations in Norway and 30 in Finland to be connected by a data communications network provided by Song Networks. The solution provided for Jysk is an IP/VPN running on Song Networks' transmission network using the MPLS protocol, thus allowing for optimal usage of network capacity. The solution is prepared for distance working and travelling personnel calling in without jeopardizing network safety.

On April 9, 2002, the Company announced that the Customer care of Song Networks Oy in Finland was chosen Help Desk of the Year 2002. Help Desk Institute Nordic Oy, who awards the prize annually, awarded the prize based on the Finnish subsidiary's "clear strategy, customer-driven targets and their internal implementation; process excellence; management by values and excellent customer results".

On June 25, 2002, Song Networks announced organisational changes in Sweden and Norway for an additional focus on synergies and to gain further efficiency within the Group. Song Networks is further focusing on efficiency gains with stronger focus and defined work tasks and thereby improved efficiency. To ensure a powerful presence in the local market and at the same time have the ability to leverage on the Nordic opportunity and on the possibility of having economies of scale within the Group, some organisational changes were made in Sweden and in Norway. Costs reductions will primarily be made in SG&A, including personnel. A total of approximately 30 employees were made redundant in the Norwegian and Swedish organisation. The restructuring is expected to generate annual savings of approximately SEK 19 million (USD 2 million). Restructuring charges of approximately SEK 10 million (USD 1 million) were recorded in the second quarter.

On June 20, 2002, Song Networks announced a change of Board composition. Lars Windfeldt stepped down as Chairman and resigned from the Board of Song Networks Holding AB and was replaced by Lars Grönberg. Mr Windfeldt will continue to act in an advisory position for Song Networks and will specifically assist the Company on its current strategic review of capital re-structuring alternatives. Mr Grönberg has been a Board member since May 2000 and has held several executive positions in the telecommunication industry over the past 20 years.

The Annual General Meeting of Song Networks Holding AB was held on April 17, 2002.

Financing:

The Company has entered into discussions with an ad hoc committee of bondholders regarding the restructuring of its balance sheet and the Company expects to reach an agreement regarding its restructuring by the end of October.

During the restructuring process, and assuming Song Networks does not make payment on any of its bonds, the Company believes that its existing operating cash resources will suffice until the end of 2002.

As of June 30, 2002, the Company had SEK 394 million (USD 43 million) in cash and cash equivalents (including other securities, restricted cash and used bank facility), as compared to SEK 917 million (USD 100 million) as of March 31, 2002. Song Networks has access to a credit facility of a maximum of SEK 300 million (USD 33 million) of which SEK 70 million (USD 8 million) has been used as per June 30, 2002. The total amount that can be borrowed pursuant to this credit facility, which is secured by Song Networks' receivable, is limited to 65% of our receivables not older than 60 days. Restricted cash amounts to SEK 86 million (USD 9 million) held in escrow for operational purposes. As of August 8, 2002, the Company had SEK 304 million (USD 33 million) in cash and cash equivalents (including investments in bonds, other securities, restricted cash and used credit facility of SEK 105 million (USD 11 million)). In addition the Company has sold Net operating losses (NOLs) from Song Networks AB amounting to SEK 2,180 million (USD 237 million) for SEK 150 million (USD 16 million) for which payment is expected in the end of September, 2002.

During the first quarter of 2002 the Company repurchased 8.2% of its outstanding bonds for SEK 72 million (USD 8 million) plus accrued interest of SEK 15 million (USD 1.6 million), of which SEK 20 million (USD 2 million) was paid during the second quarter. The Company has during the second quarter 2002 repurchased an additional 8.8% of its outstanding bonds for SEK 67 million (USD 7 million) plus accrued interest of SEK 17 million (USD 2 million). The Company has during the first and second quarter of 2002 repurchased a total of 17% of its outstanding bonds, representing a face value of SEK 891 million (USD 97 million) for a total of SEK 139 million (USD 15 million) plus accrued interest of SEK 32 million (USD 3 million). In the second quarter the cash effect of the repurchase was SEK -83 million (USD -9 million) plus accrued interest of SEK -20 million (USD -2 million). If the repurchased bonds held as of June 30, 2002, were extinguished the extraordinary gain would be SEK 779 million (USD 85 million), of which SEK 407 million (USD 44 million) relates to bond repurchased in the second quarter.

SEK 87 million (USD 9 million) of our cash and cash equivalents is held at Song Networks Holding AB as per June 30, 2002.

Subsequent events:

On July 9, 2002, Song Networks announced that the Company had entered into a business combination agreement with Telenor Business Solutions Holding AS, as part of an overall financial restructuring of the Song Networks Group. Pursuant to the business combination agreement, Song Networks would acquire Telenor Business Solutions AB, which would have a cash balance of SEK 550 million (USD 60 million). In exchange for its contribution, Telenor Business Solutions Holding AS would receive new Song Networks shares representing 39.9% of the increased share capital of Song Networks Holding AB and a convertible bond which, if converted during the next four years, would increase Telenor Business Solution Holding AS' holding to 84.5% of the enlarged group's voting stock after the restructuring. Interest on the convertible bond is payable in kind for the first two years from issuance and thereafter in cash or in shares at Telenor Business Solution Holding AS' election.

The transaction was conditional upon a number of events including completion of a restructuring of Song Networks in which substantially all of the outstanding bonds of Song Networks would be exchanged for a combination of cash and new equity. Song Networks engaged in discussions regarding the proposed restructuring with an ad hoc committee of its bondholders.

On August 1, 2002, Song Networks announced that its wholly owned subsidiary Song Networks N.V. would not make the interest coupon payment scheduled on August 1, 2002 on the EUR 175 million 12⅜% Senior Notes due 2008. August 30, 2002 is the last date for making such interest payment under the relevant note indenture before such failure constitutes an Event of Default which would give rise to potential acceleration of the senior bonds. Operations throughout Song Networks are otherwise unaffected at this time.

On August 12, 2002, the Board of Song Networks Holding AB decided to delist the Company's ADRs from Nasdaq as the present ownership and market situation does not justify the costs related to the listing.

On August 12, 2002, the Company sold Net operating losses from Song Networks AB amounting to SEK 2,180 million (USD 237 million) for SEK 150 million (USD 16 million) for which payment is expected in the end of September, 2002.

On August 13, 2002, Song Networks terminated the business combination agreement that Song Networks entered into with Telenor Business Solutions Holding on July 9. The termination of the business combination agreement with Telenor resulted from the lack of support of an ad hoc committee of bondholders of Song Networks regarding the restructuring terms resulting from the agreement, as well as the committee's positive view regarding Song Networks restructuring potential. Song Networks and the committee are considering a number of potential restructuring alternatives and Song Networks will make further announcements regarding its restructuring as appropriate.

Song Networks expects to complete a restructuring, conclude an Extraordinary General Meeting and close these transactions by the end of October 2002.

Forward-looking statements:

The Company expects full year 2002 revenues to be SEK 2.3-2.4 billion (USD 250-260 million) compared to previous forecast of SEK 2.5-2.6 billion (USD 271-282 million).

The Company is fully committed to keep the overall cost base under tight control and will continue to scrutinize every possibility to further reduce the Company's costs going forward. The Company has taken the decision to further reduce SG&A gradually, to reach a level of SEK 230 million (USD 25 million) by the first quarter of 2003.

The network build-out was completed in all material respects during 2001 and capital expenditures are now expected to total approximately SEK 400 million (USD 43 million) annually from 2003, compared to previous estimated of SEK 500 million (USD 54 million).

The Company expects to be adjusted EBITDA break-even in the end of the fourth quarter of 2002 compared to previous estimate of the third quarter 2002.

Notwithstanding this, Song Networks' ability to generate positive EBITDA and cash flows is subject to numerous risks and uncertainties, some of which are beyond the Company's control.

Company disclosure:

An English translation of the Company's 2001 Annual Report is available at Song Networks' office at Svärdvägen 19, Box 501, 182 15 Danderyd, Sweden. The Annual Report and quarterly results are also available on the Company's website: www.songnetworks.net.

Song Networks Holding AB's third quarter 2002 financial and operating results for the period ending September 30, will be released on November 13, 2002.

Song Networks will hold a telephone conference call at 3.30 pm CET, August 13, 2002 to present second quarter 2002 result and answer questions. Tomas Franzén (CEO) and Liia Nõu (CFO) will host the conference. Dial in number: UK +44 (0) 20 8781 0563, US +1 800 530 2462 (toll free).

Quote: Song Networks

Instant replay will be available from August 13, 2002, directly after the conference call is finished, until August 21, 2002. To listen, please dial UK +44 (0) 20 8288 4459, access code: 266112, US +1 800 495 0250 (toll free) access code: 266112.

You will also find the conference call on the Company's website www.songnetworks.net

Stockholm August 13, 2002

On behalf of the Board of Directors of Song Networks Holding AB

Tomas Franzén

Song Networks Holding AB in summary:

Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks's management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

For further discussion of these and additional risks associated with the business operations of the Song Networks Group, please refer to the registration statement on form F-1 filed by Song Networks Holding AB, together with the exhibits thereto, reports and other information filed at the Public Reference Section of the U. S. Securities and Exchange Commission at 450 Fifth Street, N.W., Washington D.C. 20549; 233 Broadway, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661.

Consolidated income statement
	Three months ended 30 June			Six months ended 30 June
	2001 SEK '000	2002 SEK '000	2002 USD '000	2001 SEK '000	2002 SEK '000	2002 USD '000
Operating revenue	502 652	558 886	60 702	919 918	1 149 074	124 804
Cost of Services Sold	-348 510	-331 224	-35 975	-617 080	-684 821	-74 380
Gross Profit	154 142	227 662	24 727	302 838	464 253	50 424
Gross Margin	30.67%	40.73%	40.73%	32.92%	40.40%	40.40%
Operating expenses
Selling	-85 055	-79 124	-8 594	-163 723	-155 745	-16 916
General and administrative	-245 294	-181 889	-19 756	-425 643	-388 515	-42 198
Depreciation and amortization	-141 828	-252 663	-27 442	-252 907	-504 293	-54 773
Items affecting comparability	-50 201	-426 775	-46 353	-50 201	-426 775	-46 353
Total operating expenses	-522 378	-940 451	-102 145	-892 474	-1 475 328	-160 240
Other income/ expenses, net	-14 926	136 007	14 772	18 087	255 059	27 703
Operating Loss	-383 162	-576 782	-62 646	-571 549	-756 016	-82 113
Financial net	-107 232	-149 939	-16 285	-203 095	-307 323	-33 379
Loss before income taxes	-490 394	-726 721	-78 931	-774 644	-1 063 339	-115 492
Income tax benefit/ expenses	-1 080	-7	-1	-2 343	-379	-42
Loss before cumulative effect of accounting change	-491 474	-726 728	-78 932	-776 987	-1 063 718	-115 534
Cumulative effect of accounting change	-	-1 146 806	-124 558	-2 397	-1 146 806	-124 558

Net Loss	-491 474	-1 873 534	-203 490	-779 384	-2 210 524	-240 092
Net loss per share	-3.10	-11.30	-1.23	-4.93	-13.33	-1.45
Weighted average number of shares outstanding	158774985	165885177	165885177	157979722	165885177	165885177
EBITDA	-191 131	92 251	10 020	-268 439	164 647	17 883
Capital expenditures, net	663 537	124 458	13 518	1 349 921	256 772	27 889
Acquisitions of Businesses	679 516	-	-	740 275	-16 000	-1 738

Consolidated balance sheet
31 Dec 30 June 30 June
	2001 SEK '000	2002 SEK '000	2002 USD '000
ASSETS
Current assets
Cash	416 424	258 385	28 064
Restricted current assets	247 145	85 752	9 314
Other current assets	2 165 288	1 131 077	122 850
Total current assets	2 828 857	1 475 214	160 228
Investments	77 718	213 111	23 147
Property and equipment, net	5 624 736	5 042 773	547 711
Goodwill, net	1 393 783	157 228	17 077
TOTAL ASSETS	9 925 094	6 888 326	748 163

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	1 959 859	1 549 097	168 253
Long-term debt, net	5 399 313	5 121 753	556 289
Other provisions	258 757	124 012	13 470
Shareholders' equity (deficit)
Share capital	8 294	8 294	900
Additional paid-in capital	5 129 136	5 129 152	557 093
Other comprehensive income (loss)	289 810	286 617	31 130
Accumulated deficit	-3 120 075	-5 330 599	-578 972
Total Shareholders' equity (deficit)	2 307 165	93 464	10 151
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9 925 094	6 888 326	748 163

Consolidated Cash Flow Statements
	Three months ended 30 June			Six months ended 30 June
	2001 SEK '000	2002 SEK '000	2002 USD '000	2001 SEK '000	2002 SEK '000	2002 USD '000
Cash Flow from operating activities:
Net loss	-491 474	-1 873 534	-203 490	-779 384	-2 210 524	-240 092
Adjustments for:
Unrealized foreign exchange gains/ losses	-18 829	-148 297	-16 107	-13 880	-279 277	-30 333
Depreciation and amortization	192 029	252 663	27 442	303 108	504 293	54 773
Impairment	-	1 563 176	169 781	-	1 563 176	169 781
Other non-cash items	14 012	7 661	832	-23 523	34 309	3 726
Changes in non-cash working capital	-147 592	40 287	4 376	34 936	61 496	6 680
Net cash used in operating activities	-451 854	-158 044	-17 166	-478 743	-326 527	-35 465
Cash Flow from investing activities:
Additions to networks and equipment, net	-572 613	-311 302	-33 811	-1 557 097	-556 874	-60 484
Acquisitions of subsidiaries and associated entities, including additional acquisition consideration	-495 775	-8 000	-869	-587 003	-53 000	-5 756
Change in restricted and other assets, net	1 370 325	255 455	27 745	664 771	851 622	92 497
Net cash used in investing activities	301 937	-63 847	-6 935	-1 479 329	241 748	26 257
Cash flow from financing activities:
Share capital, net of issue costs	13 412	-	-	15 299	-29	-3
Increase/ decrease in borrowings, net	-260	65 646	7 130	1 508 707	64 445	7 000
Investments in own bonds	-	-83 327	-9 050	-	-139 002	-15 098
Other financial activities	61 166	-	-	183 053	-28	-3
Net cash used in financing activities	74 318	-17 681	-1 920	1 707 059	-74 614	-8 104
Effect of exchange rate changes on cash	12 466	-1 936	-210	12 950	1 354	147
Net increase (decrease) of cash	-63 133	-241 508	-26 231	-238 063	-158 039	-17 165
Cash, beginning of period	908 407	499 893	54 295	1 083 337	416 424	45 229
CASH, END OF PERIOD	845 274	258 385	28 064	845 274	258 385	28 064

Total Cash including Investments and Other Securities
	31 Dec 2001 (SEK '000)	30 June 2002 (SEK '000)	30 June 2002 (USD '000)
Cash	416 424	258 385	28 064
Investments, current (included in Other current assets)	783 241	49 519	5 378

Restricted cash, current	247 145	85 752	9 314

Total	1 446 810	393 656	42 756

Untapped secured bank facility	300 000	230 000	24 981
Total	1 746 810	623 656	67 737
Cash includes: Used bank facility	-	70 000	7 603

Corporate information:

Principal Executive Office:

Song Networks Holding AB

Box 501

SE-182 15 Danderyd

Sweden

Visiting adress:

Svärdvägen 19

Tel: +46 8 5631 00 00

Fax: +46 8 5631 01 01

Web site: www.songnetworks.net

Enquiries:

Tomas Franzén, CEO

Tel: +46 8 5631 01 11

E-mail: tomas.franzen@songnetworks.net

Liia Nõu, CFO

Tel: +46 8 5631 02 33

E-mail: liia.nou@songnetworks.net

Jenny Moquist, IR manager

Tel: +46 8 5631 02 19

E-mail: jenny.moquist@songworks.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2002

By: Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer

Date: August 13, 2002

By: Lars Grönberg

 Name: Lars Grönberg

Title: Chairman of the Board of Directors